  MUSCLEPHARM CORPORATION
4721 IRONTON STREET, BUILDING A
DENVER, CO 90839

September 26, 2011

Jeffrey Riedler
Assistant Director
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	MusclePharm Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed April 1, 2011
File No. 000-53166

Dear Mr. Riedler:

By letter dated September 19, 2011, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided MusclePharm Corporation (the “Company,” “we,” “us” or “our”) with its comments on the Company’s Current Report on Form 10-K for the fiscal year ended December 31, 2010, originally filed on April 1, 2011 (the “Form 10-K”).  We are in receipt of the Staff’s letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the comments are listed below, followed by the Company’s response.

Item 10. Directors and Executive Officers, page 24

1.      Please amend your Form 10-K to provide disclosure for each director that identifies the experiences, qualifications, attributes or skills that led the board to determine that the person should serve as a director of the company.  Please note that this disclosure should be provided for each director on an individual basis.  See Item 401(e) of Regulation S-K.

RESPONSE: The Company has revised the Form 10-K to provide the disclosure required by Item 401(e) of Regulation S-K in Item 10 – Directors and Executive Officers.

Item 13.  Certain Relationships and Related Transactions, and Director Independence, page 29

2.      We note your reference to $358,077 in proceeds received from the issuance of debt to a related party on page 17 and the $358,077 in common stock issued for the settlement of notes payable to an officer on page F-23.  However, we also note your statement at page 29 that “there are no transactions since our inception, or proposed transactions, to which we were or are to be a party, in which any of the following persons had or is to have a direct or indirect material interest” in reference to your executive officers, directors, major security holders and members of the immediate family of those individuals.  Please amend your Form 10-K to reconcile these conflicting statements.  In particular, please identify the officer with which you entered into the note transaction and provide the disclosure required by Item 404(a) of Regulation S-K with regard to this transaction. In addition, please file any agreement underlying this related party transaction as an exhibit to your Form 10-K as required by Item 601(b)(10)(ii)(A) of Regulation S-K.

RESPONSE: On November 18, 2010, Brad Pyatt loaned the Company $100,000 and received an 8% Convertible Promissory Note in exchange. On November 23, 2010, Brad Pyatt loaned the Company $256,250 and received an 8% Convertible Promissory Note in exchange. On December 14, 2010, Mr. Pyatt converted all principal and accrued interest underlying the notes ($358,077.40) into 7,161,548 shares of the Company’s common stock.

The Company has (i) revised Item 13 to comply with the disclosure required by Item 404(a) of Regulation S-K and (ii) filed the convertible notes as exhibits to the Company’s amended filing in accordance with Item 601(b)(10)(ii)(A) of Regulation S-K.

Item 15.  Exhibits, Financial Statement Schedules, page 30

3.      Please amend your Form 10-K to update your exhibit list to include and incorporate by reference your articles of incorporation and bylaws as currently in effect and any amendments thereto as required by Item 601(b)(3) of Regulation S-K.

RESPONSE: The Company has amended the Form 10-K to include and incorporate by reference the Company’s articles of incorporation and bylaws (including any amendments thereto) as required by Item 601(b)(3) of Regulation S-K.

Signatures, page 31

4.      Please amend your Form 10-K to include the signature of Cory Gregory.  Pursuant to General Instruction D(2)(a) of Form 10-K, the filing must be signed by at least the majority of the board of directors.

RESPONSE: The Company has amended the Form 10-K to include the appropriate signatures as required by General Instruction D(2)(a) of Form 10-K.

Further, the Company acknowledges that:

(1)	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Brad J. Pyatt
Brad J. Pyatt
Chief Executive Officer